[redacted]

14049298

U
SECURITIES AN
Washington, D.C. 20549

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RECEIVED
MAR 04 2014
193
WASH. D.C. SECTION

AB 3/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/12 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPS Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E.52nd Street, Suite 23001
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Tarleton (212) 441-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto & Company, CPAs
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Tarleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LPS Partners Inc, as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JOHN A. JOYCE
NOTARY PUBLIC, State of New York
No. 02JO6020771
Qualified in New York County
Commission Expires 03/08/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LPS Partners Inc.

Financial Statements

As of and for the year ended December 31, 2013
and as of December 31, 2012 and for the period from
August 1, 2012 to December 31, 2012

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

LPS Partners Inc.
Index to the Financial Statements

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Independent Auditor's Report

Board of Directors
LPS Partners Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of LPS Partners Inc. (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income (loss), changes in stockholder's equity (deficiency), changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2013 and the period from August 1, 2012 to December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LPS Partners Inc. as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the year ended December 31, 2013 and the period from August 1, 2012 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 27, 2014

LPS Partners Inc.

Statements of Financial Condition

As of December 31,

		2013		2012
Assets				
Cash	$	385,996	$	124,943
Deposits with clearing organizations		1,400,011		-
Receivables from broker-dealers and clearing organizations		22,204		-
Prepaid expenses and other assets		81,949		275
Total assets	$	1,890,160	$	125,218
Liabilities and Stockholder's Equity (Deficiency)				
Liabilities				
Accounts payable and accrued expenses	$	144,539	$	120
Payable to broker-dealers and clearing organizations		5,056		-
Due to related party		29,980		-
		179,575		120
Commitments, contingencies and guarantees				
Subordinated borrowings		1,750,000		-
Total liabilities		1,929,575		120
Stockholder's equity (deficiency)				
Common stock, par value $0 per share; 200,000 shares authorized; 100,000 shares issued and outstanding		-		-
Preferred stock, par value $0 per share; 50,000 shares authorized; no shares issued		-		-
Additional paid-in capital		213,600		213,500
Retained earnings (deficit)		(253,015)		(88,402)
Total stockholder's equity (deficiency)		(39,415)		125,098
Total liabilities and stockholder's equity (deficiency)	$	1,890,160	$	125,218

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Statements of Income (Loss)
For the period from August 1, 2012 to December 31, 2013

Revenues	Year Ended December 31, 2013	Period From August 1, 2012 to December 31, 2012	Period From August 1, 2012 to December 31, 2013
Commissions revenue	$ 154,285	$ -	$ 154,285
Trading gains or losses, net	1,368,463	-	1,368,463
Commodities revenue	7,500	-	7,500
Interest income	15	-	15
Total revenues	1,530,263	-	1,530,263
Expenses			
Employee compensation and benefits	$ 985,139	$ -	$ 985,139
Clearing and execution expenses	51,803	-	51,803
Communications	381,981	607	382,588
Rent expense	118,775	1,403	120,178
Regulatory fees and expenses	37,556	5,710	43,266
Interest expense	8,750	-	8,750
Other expenses	107,072	39,159	146,231
Total expenses	1,691,076	46,879	1,737,955
Net income (loss) before income taxes	(160,813)	(46,879)	(207,692)
Provision for income taxes	3,800	250	4,050
Net income (loss)	$ (164,613)	$ (47,129)	$ (211,742)

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Statement of Changes in Stockholder's Equity (Deficiency)
For the period from August 1, 2012 to December 31, 2013

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity (Deficiency)
	Shares	Amount			
Balance, August 1, 2012	80,000	$ -	$ 50,000	$ (41,273)	$ 8,727
Net loss	-	-	-	(47,129)	(47,129)
Additions	20,000	-	163,500	-	163,500
Balance, December 31, 2012	100,000	$ -	$ 213,500	$ (88,402)	$ 125,098
Net loss	-	-	-	(164,613)	(164,613)
Additions	-	-	100	-	100
Balance, December 31, 2013	100,000	$ -	$ 213,600	$ (253,015)	$ (39,415)

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Statement of Changes in Subordinated Borrowings
For the period from August 1, 2012 to December 31, 2013

Subordinated borrowings at August 1, 2012	$	-
Increases:		
Issuance of subordinated notes		1,750,000
Decreases:		
Payment of subordinated notes		-
Subordinated borrowings at December 31, 2013	$	1,750,000

The accompaying notes are an integral part of the finanical statements.

LPS Partners Inc.
Statements of Cash Flows
For the period from August 1, 2012 to December 31, 2013

	Year Ended December 31, 2013	Period From August 1, 2012 to December 31, 2012	Period From August 1, 2012 to December 31, 2013
Cash flows from operating activities			
Net loss	$ (164,613)	$ (47,129)	$ (211,742)
Adjustments to reconcile net loss to net cash used by operating activities			
Changes in assets and liabilities:			
Deposits with clearing organizations	(1,400,011)	-	(1,400,011)
Receivables from broker-dealers and clearing organizations	(22,204)	-	(22,204)
Prepaid expenses and other assets	(81,674)	(275)	(81,949)
Accounts payable and accrued expenses	144,419	120	144,539
Payable to broker-dealers and clearing organizations	5,056	-	5,056
Due to related party	29,980	-	29,980
Total adjustments	(1,324,434)	(155)	(1,324,589)
Net cash used by operating activities	(1,489,047)	(47,284)	(1,536,331)
Cash flows from investing activities	-	-	-
Cash flows from financing activities			
Proceeds from issuance of subordinated notes	1,750,000	-	1,750,000
Proceeds from issuance of common stock	100	163,500	163,600
Net cash provided by financing activities	1,750,100	163,500	1,913,600
Net increase in cash	261,053	116,216	377,269
Cash, beginning of year	124,943	8,727	8,727
Cash, end of year	$ 385,996	$ 124,943	$ 385,996
Cash paid during the year for:			
Interest	$ -	$ -	$ -
Income taxes	-	250	250

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Notes to Financial Statements
December 31, 2013 and 2012

Note 1 – Organization and Nature of Business

LPS Partners Inc. (the "Company") is a broker-dealer registered with the SEC since March 12, 2012 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on June 24, 2010 under the laws of the State of California under the name Torrey Pines Wealth Management, Inc. On August 10, 2012 Torrey Pines Wealth Management, Inc. changed its name to Discount Municipal Bond Corporation, and then on March 18, 2013 Discount Municipal Bonds Corporation changed its name to LPS Partners Inc. The Company is wholly owned by LPS Partners LLC, a New York domiciled Limited Liability Company. The Company is authorized to issue 200,000 shares of common stock and 50,000 shares of preferred stock.

On August 22, 2013, the Company received approval from FINRA regarding its request for a change in the fiscal year end date of the Company's audited annual financial statements from July 31st to December 31st pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2013 and 2012 and has established an allowance for doubtful accounts in the amount of $5,400 at December 31, 2013.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

Note 3 – Fair Value (continued)

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 4 – Related Party Transactions

The Company rents office space from LPS Partners LLC. Rent expense for the year ended December 31, 2013 amounted to $118,775.

As of December 31, 2013, $29,980 was owed by the Company to LPS Partners LLC. This balance includes accrued interest on the Company's subordinated borrowings with LPS Partners LLC.

See Note 8 regarding the Company's subordinated borrowings with LPS Partners LLC.

Note 5 – Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 5 – Income Taxes (continued)

The components of the income tax provision for the year ended December 31, 2013 are as follows:

State tax expense	$ 2,300
City tax expense	1,500
Total income tax expense	$ 3,800

The Company is not currently under any examination by federal or state tax authorities.

Note 6 – Concentrations of Credit Risk

The Company clears all securities transactions through other broker-dealers on a fully disclosed basis. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the settlement, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated within non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis. The Company seeks to minimize risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company's cash and securities owned that are held at its clearing brokers are subject to the credit risks of the clearing brokers.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,705,273, which was $1,585,273 in excess of its required net capital. The Company's percentage of aggregate indebtedness to net capital as of December 31, 2013 was 10.53%.

Note 8 – Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2013 are as follows:

Subordinated note, 1 percent, due June 28, 2016	$1,750,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $1,750,000.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

LPS Partners Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Total stockholder's equity (deficiency) qualified for net capital	$ (39,415)
Subordinated borrowings allowable in computation of net capital	1,750,000
Total capital and allowable subordinated liabilities	1,710,585
Total non-allowable assets	(5,312)
Net capital before haircuts on securities positions	1,705,273
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f))	-
Net capital	$ 1,705,273
Total Aggregate Indebtedness:	179,575
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 11,972
Minimum dollar net capital requirement:	$ 100,000
Excess net capital (net capital less minimum dollar capital requirement)	$ 1,605,273
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$ 1,585,273
Percentage of aggregate indebtedness to net capital	10.53%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's Part II Focus Report (unaudited)	$ 1,705,273
Adjustments (net)	-
Net capital per the preceding	$ 1,705,273

SCHEDULE II

LPS PARTNERS INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2013

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditor's report.

SCHEDULE III

LPS PARTNERS INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2013

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditor's report.

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Board of Directors
LPS Partners Inc.:

In planning and performing our audit of the financial statements of LPS Partners Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
LPS Partners Inc.
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 27, 2014

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Board of Directors of LPS Partners Inc.
150 East 52nd Street, Suite 23001
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by LPS Partners Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LPS Partners Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). LPS Partners Inc.'s management is responsible for the LPS Partners Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Board of Directors of LPS Partners Inc.
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

February 27, 2014

BECHER
DELLA TORRE
GITTO & COMPANY

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-068706 FINRA DEC 3/12/2012

LPS PARTNERS INC
150 E. 52ND STREET, SUITE 23001
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Tarleton (212) 441-3810

2. A. General Assessment (item 2e from page 2) $ 2,866

   B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

   ______ Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) ______

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,866

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,866

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

DISCOUNT MUNICIPAL BOND CORP (P); TORREY PINES WEALTH MANAGEMENT (P)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LPS PARTNERS INC
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the 20th day of February, 20 14.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,191,179
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	7,500
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	37,344
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	44,844
2d. SIPC Net Operating Revenues	$1,146,335
2e. General Assessment @ .0025	$2,866

(to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-068706 FINRA JUL 3/22/2012
LPS PARTNERS INC
150 EAST 52 ST 22 FL
NY NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Tarleton (212) 441-2800

2. A. General Assessment (item 2e from page 2) $ 834.03

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_______________ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 834.03

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 834.03

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 834.03

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Discount Municipal Bond Corp (f/k/a Torrey Pines Wealth Management)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LPS Partners Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 23 day of Sept, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning AUG 1, 2012 and ending JUL 31, 2013

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 339,084
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5471
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	5471
2d. SIPC Net Operating Revenues	$ 333,613
2e. General Assessment @ .0025	$ 834.03

(to page 1, line 2.A.)